Exhibit 99.4

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. INFORMATION THAT WAS OMITTED HAS BEEN NOTED IN THIS DOCUMENT WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

NINTH AMENDMENT TO PROCEEDS DISBURSING AND SECURITY AGREEMENT

This Ninth Amendment to Proceeds Disbursing and Security Agreement (this “Amendment”) is entered into as of October 31, 2025 (the “Effective Date”), by and among UMB BANK, National Association, not in its individual capacity, but solely as Trustee, solely in its capacity as disbursing agent (“Disbursing Agent”), Gallagher IP Solutions LLC, a Delaware limited liability company (“Servicer”) as successor to NLC II, LLC (formerly known as NEWLIGHT CAPITAL LLC), a North Carolina limited liability company, as servicer for the benefit of the Disbursing Agent under the Disbursement Documents, as collateral agent for the benefit of the Trustee under the Trust Transaction Documents, and as Security Trustee for the benefit of the Security Beneficiaries under the Security Trust Deed (“Security Trustee”) and Carbon Revolution Operations Pty Ltd ACN 154 435 355, a company limited by shares and incorporated in Australia (“Issuer”), Carbon Revolution Technology Pty Ltd ACN 155 413 219 (“Carbon Technology”), CARBON REVOLUTION PUBLIC LIMITED COMPANY, a public limited company incorporated in Ireland (Irish Registered number 607450) (“Carbon Public”) and Carbon Revolution PTY LTD ACN 128 274 653 (formerly CARBON REVOLUTION LIMITED) (“Carbon Revolution”, and together with the Issuer, Carbon Public and Carbon Technology, each, a “Co-Obligor” and collectively, the “Co-Obligors”).

RECITALS

WHEREAS, the Co-Obligors, Disbursing Agent, and Servicer are parties to that certain Proceeds Disbursing and Security Agreement dated as of May 23, 2023 (as amended by that certain First Amendment to Proceeds Disbursing and Security Agreement dated as of September 11, 2023, as further amended by that certain Second Amendment to Proceeds Disbursing and Security Agreement dated as of September 18, 2023, as further amended by that certain Third Amendment to Proceeds Disbursing and Security Agreement dated as of October 18, 2023, as further amended by that certain Waiver and Fourth Amendment to Proceeds Disbursing and Security Agreement dated as of March 4, 2024, as further amended by that certain Fifth Amendment to Proceeds Disbursing and Security Agreement dated as of May 24, 2024, as further amended by that certain Sixth Amendment to Proceeds Disbursing and Security Agreement dated as of June 21, 2024, as further amended by that certain Seventh Amendment to Proceeds Disbursing and Security Agreement dated as of December 20, 2024, as further amended by that certain Eighth Amendment to Proceeds Disbursing and Security Agreement dated as of April 24, 2025, as supplemented by that certain Joinder to Proceeds Disbursing and Security Agreement dated November 3, 2023 for purposes of joining Carbon Public as a Co-Obligor, and as may be further amended, restated, supplemented and otherwise modified from time to time, the “Disbursing Agreement”; capitalized terms used and not otherwise defined in this Amendment shall have the meanings given to such terms in the Disbursing Agreement to the extent defined therein) and the parties desire to amend the Disbursing Agreement in accordance with the terms and conditions of this Amendment;

WHEREAS, the Issuer has requested that the Servicer and the Disbursing Agent agree to amend certain terms of the Disbursing Agreement; and the Servicer and Disbursing Agent (at the direction of the Issuer) agree to amend the terms of the Disbursing Agreement in accordance with the terms and conditions of this Amendment; and

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WHEREAS, this Amendment is being made to “modify or waive any of the covenants, agreements, limitations or restrictions of the Co-Obligors set forth in the Disbursing Agreement” as set forth in Section 9.03(d) of the Trust Indenture dated as of May 23, 2023 between Issuer and UMB Bank, National Association, as trustee (the “Trustee”) (as may be amended, restated, supplemented and otherwise modified from time to time, including that certain Fifth Supplemental Indenture to the Trust Indenture, dated as of October 31, 2025, between the Issuer, as “Issuer,” and the Disbursing Agent, as “Trustee” (the “Fifth Supplemental Indenture”), and collectively, the “Trust Indenture”).

NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the parties hereto hereby agree as follows:

1. Amendment to Disbursing Agreement.

(a) Section 1.1 (Definitions and Construction) of the Disbursing Agreement is hereby amended by adding the following new defined terms in the appropriate alphabetical order:

““Series 2025-A2 Notes” means the fully registered “Series 2025-A2 Notes” issued under and as defined in the Trust Indenture.”

(b) The definition of “Adjusted EBITDA” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Adjusted EBITDA” means for any period, Net Income (loss), plus (in each case to the extent deducted in determining Net Income for such period) (a) depreciation and amortization expense, (b) stock-based compensation expense, (c) interest expense, (d) income tax expense, (e) amortization of foreign currency (gain) loss, (f) fees, costs and expenses paid or payable in cash (including without limitation all Insurance Policy Premiums and all other amounts payable under Section 2.5 below) incurred or paid by Issuer and any of its Subsidiaries in connection with the Term Advances, the Disbursement Documents, the Series 2023-A Notes, the Series 2024-A Notes, the Series 2025-A Notes, the Series 2025-A2 Notes, the Trust Indenture, other Trust Transaction Documents and the transactions contemplated thereby up to and including the Closing Date, and (g) one-time transactional fees and costs incurred in connection with the TRCA SPAC Transaction and Qualified Capital Raises, and (h) non-cash expenses and charges and non-recurring expenses and charges as may be pre-approved by Servicer in Servicer’s sole discretion, less capitalized research and development costs.”

(c) The definition of “Disbursement Documents” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Disbursement Documents” means, collectively, this Agreement, any note or notes executed by Issuer evidencing the Term Advance, the Disbursement Letter, the Disbursement Monitoring Agreement, the Insurance Policy, the Fee Letter, the Australian Security Documents, the Security Trust Deed, any intellectual property security agreements, any Control Agreements, any landlord waivers, bailee waivers or similar documents, the Perfection Certificates, any guaranties, any Subordination Agreements, any other collateral security agreements and any other agreement entered into by Issuer or any other Co-Obligor pursuant to or in connection with this Agreement and any other document, certificate or other writing executed or delivered by Issuer or any other Co-Obligor pursuant to this Agreement or any of the foregoing, in each case as amended, modified or supplemented from time to time; provided, for the avoidance of doubt, “Disbursement Documents” shall exclude the Series 2023-A Notes, the Series 2024-A Notes, the Series 2025-A Notes, the Series 2025-A2 Notes, the Last Out Notes, the Trust Indenture and the other Trust Transaction Documents.”

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(d) Clauses (a)(i) and (a)(ii) of the definition of “Excluded Tax” in Section 1.1 of the Disbursing Agreement are hereby deleted in their entirety and replaced with the following:

“(i) a Tax calculated on or by reference to the gross amount of any payment (without allowance for any deduction) derived by a Finance Party under a Transaction Document, the Series 2023-A Notes, the Series 2024-A Notes, the Series 2025-A Notes, the Series 2025-A2 Notes or any other document referred to in a Transaction Document; or

(ii) a Tax imposed as a result of a Finance Party being considered a resident of, or organized or doing business in, that jurisdiction solely as a result of it being a party to a Transaction Document or the Notes or any transaction contemplated by a Transaction Document, the Series 2023-A Notes, the Series 2024-A Notes, the Series 2025-A Notes or the Series 2025-A2 Notes;”

(e) The definition of “OIC” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““OIC” shall mean OIC Structured Equity Fund I GPFA Range, LLC, a Delaware limited liability company, OIC Structured Equity Fund I Range, LLC, a Delaware limited liability company, and any and all of their Affiliates that are (or may become) Noteholders of any Series 2024-A Notes, Series 2025-A Notes, the Series 2025-A2 Notes or Last Out Notes.”

(f) The definition of “Minimum Available Cash Requirement” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Minimum Available Cash Requirement” means (1) prior to December 31, 2023, an amount not less than the product of the absolute value of the average monthly Adjusted EBITDA for the three (3) months most recently ended on such date multiplied by the following number set forth below opposite such month under the column “Multiplier”, as reflected in the applicable Compliance Certificate (together with calculations evidencing the same), and (2) on or after January 1, 2024, an amount for each fiscal month not less than the amounts set forth below opposite such fiscal month under the column “Amount”, as reflected in the applicable Compliance Certificate.

Fiscal Months Ending	Multiplier	Amount (AUD)
June 30, 2023 through November 30, 2023	[***]	[***]
December 31, 2023	[***]	[***]
January 31, 2024	[***]	[***]
February 29, 2024	[***]	[***]
March 31, 2024	[***]	[***]
April 30, 2024	[***]	[***]
May 31, 2024	[***]	[***]
June 30, 2024 through December 31, 2024	[***]	[***]
January 31, 2025 through December 31, 2025	[***]	[***]
January 31, 2026 through June 30, 2026	[***]	[***]
July 31, 2026 through December 31, 2026	[***]	[***]
January 31, 2027 through May 31, 2027	[***]	[***]

”

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(g) Clause (b) of the definition of “Permitted Indebtedness” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(b) Indebtedness of Issuer or any other Co-Obligor arising under the Series 2023-A Notes, the Series 2024-A Notes, the Series 2025-A Notes, the Series 2025-A2 Notes, the Last Out Notes, Trust Indenture or any other Trust Transaction Document;”

(h) Clause (a) of the definition of “Permitted Lien” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(a) (i) any Liens existing on the Closing Date that are disclosed in Schedule 7.5 hereto; and (ii) any Liens arising under this Agreement, the other Finance Documents, the Trust Indenture or the other Trust Transaction Documents securing the Series 2023-A Notes, the Series 2024-A Notes, the Series 2025-A Notes, the Series 2025-A2 Notes or the Secured Obligations;”

(i) The definition of “PIK Interest” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““PIK Interest” shall have the meaning ascribed to such term in the Trust Indenture (as amended from time to time, including by the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture and the Fifth Supplemental Indenture).”

(j) The definition of “Tax Deduction” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Tax Deduction” shall mean a deduction or withholding (to the extent permitted by law) for or on account of Tax from a payment under a Transaction Document or any of the Series 2023-A Notes, the Series 2024-A Notes, the Series 2025-A Notes or the Series 2025-A2 Notes.”

(k) The definition of “Trust Transaction Documents” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Trust Transaction Documents” mean the Series 2023-A Notes, the Series 2024-A Notes, the Series 2025-A Notes, the Series 2025-A2 Notes, the Last Out Notes, Trust Indenture, Placement Agreement (as such term is defined in the Trust Indenture), Servicing Agreement and any other agreement entered into by Issuer or any other Co-Obligor pursuant or in connection with the foregoing documents and any other document, certificate or other writing executed or delivered by Issuer or any other Co-Obligor pursuant to the Trust Indenture or any of the foregoing, in each case as amended, modified or supplemented from time to time; provided that for the avoidance of doubt, “Trust Transaction Documents” shall not include Disbursement Documents.”

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(l) Section 2.1(a) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(a) Term Advance. Subject to the terms and conditions of this Agreement and the Trust Indenture, Disbursing Agent shall disburse to Issuer (i) on the date of issuance, or as soon thereafter as practical, the proceeds of the Series 2023-A Notes issued under the Trust Indenture, including (x) Series 2023-A Notes issued on the Closing Date (or soon thereafter as practical) in an aggregate amount of Sixty Million Dollars ($60,000,000) (the “Initial Series 2023-A Term Advance”) and (y) the proceeds of the Reserve Release in accordance with Section 5.01 of the Fourth Supplemental Indenture in an aggregate amount not to exceed Two Million Dollars ($2,000,000) (the “Additional Series 2023-A Term Advance” and together with the Initial Series 2023-A Term Advance, the “Series 2023-A Term Advance”), (ii) on the Fifth Amendment Effective Date, or as soon thereafter as practical or as otherwise set forth in the Trust Indenture, the proceeds of the Series 2024-A Notes issued under the Trust Indenture, in an aggregate amount of Five Million Dollars ($5,000,000), (iii) on the date of issuance, or as soon thereafter as practical, the proceeds of any Additional Series 2024-A Notes issued under the Trust Indenture, (clauses (ii) and (iii), the “Series 2024-A Term Advance”), (iv) on the date of issuance, or as soon thereafter as practical, the proceeds of any Series 2025-A Notes issued under the Trust Indenture (the “Series 2025-A Term Advance”), (v) on the date of issuance, or as soon thereafter as practical, the proceeds of any Series 2025-A2 Notes issued under the Trust Indenture (the “Series 2025-A2 Term Advance”), and (vi) on the date of issuance, or as soon thereafter as practical, the proceeds of any Last Out Notes issued under the Trust Indenture (the “Last Out Term Advance”, and together with the Series 2023-A Term Advance, the Series 2024- A Term Advance, the Series 2025-A Term Advance and the Series 2025-A2 Term Advance, the “Term Advance”). Notwithstanding the foregoing, the reference to “the advance” in the definition of “Disbursement” in the Disbursement Monitoring Agreement shall be deemed to refer to the Series 2023-A Term Advance only.”

(m) Section 2.1(b) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(b) Repayments to Disbursing Agent in Satisfaction of Obligation to Noteholders. Issuer promises to pay to the order of Disbursing Agent, in lawful money of the United States of America, the aggregate unpaid principal amount of each Term Advance disbursed by Disbursing Agent to Issuer hereunder. Issuer shall also pay interest on the unpaid principal amount of each Term Advance at rates and at times in accordance with the terms hereof. Notwithstanding anything to the contrary contained herein or in any other Finance Document, Issuer’s promise to pay to the order of Disbursing Agent the aggregate unpaid principal amount of each Term Advance and interest on the unpaid principal amount of each Term Advance shall not give rise to an obligation of Issuer that is separate to its obligation to pay principal and interest on the Series 2023-A Notes, the Series 2024-A Notes, the Series 2025-A Notes, Series 2025-A2 Notes and the Last Out Notes. At all times, Issuer’s payment of the aggregate unpaid principal amount of each Term Advance and interest on the unpaid principal amount of each Term Advance is to be construed solely as the whole or partial satisfaction of Issuer’s obligation to make payments of principal and interest to the Noteholders.”

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(n) Section 2.1(c) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(c) Relationship with Series 2023-A Notes, Series 2024-A Notes, Series 2025-A Notes, Series 2025-A2 Notes and Last Out Notes. Notwithstanding any provision to the contrary contained herein or in any Finance Document, each Term Advance shall be deemed to be repaid or prepaid to the same extent, in the same amounts and at the same times, as the Series 2023- A Notes and/or the Series 2024-A Notes and/or the Series 2025-A Notes and/or Series 2025-A2 Notes and/or the Last Out Notes, as the case may be, are redeemed with funds provided by the Issuer, and/or amounts from the Expense Fund (as defined in the Trust Indenture) supplied by the Issuer and/or the “Trust Estate” (as defined in the Trust Indenture) (but not to the extent repaid or prepaid with the proceeds of the Insurance Policy, or other payment by the Insurer), applied, under and in accordance with the Trust Indenture to the payment of the Series 2023-A Notes and/or the Series 2024-A Notes and/or the Series 2025-A Notes and/or Series 2025-A2 Notes and/or the Last Out Notes, as the case may be, and to the extent that funds sufficient to pay the Series 2023-A Notes, the Series 2024-A Notes, the Series 2025-A Notes, Series 2025-A2 Notes and the Last Out Notes in full have been irrevocably deposited by the Issuer with the Trustee (but not to the extent repaid or prepaid with the proceeds of the Insurance Policy, or other payment by the Insurer), the corresponding liability of Issuer to Disbursing Agent for the payment of each Term Advance will forthwith cease, be satisfied and be completely discharged. For the avoidance of doubt, it is understood that, notwithstanding the foregoing, (i) any Secured Obligations (or any other obligations owed to Servicer, Disbursing Agent or Insurer by the Issuer under the Finance Documents not included within the Secured Obligations) not so paid shall remain outstanding and this Agreement and any other Finance Documents shall remain and be in full force and effect, (ii) no portion of the 2023-A Term Advance shall be deemed to be repaid to the extent that the Series 2023-A Notes are redeemed or paid from the proceeds of the Insurance Policy, and in such event the outstanding Term Advance and all other Secured Obligations and this Agreement and any other Finance Documents shall be deemed to remain outstanding and shall remain and be in full force and effect, (iii) no portion of the Last Out Term Advance shall be deemed to be repaid to the extent that the Series 2023-A Term Advance and/or the Series 2024-A Term Advance and/or the Series 2025-A Term Advance and/or Series 2025-A2 Term Advance remain outstanding, and in such event the outstanding Last Out Term Advance shall remain and be in full force and effect and (iv) the foregoing shall not impair the Reimbursement Obligation of the Issuer under the Disbursement Documents.”

(o) Section 2.1(d) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“Repayment. Prior to the Second Supplemental Indenture Effective Date (as defined in the Trust Indenture), subject to Sections 2.1(b) and 2.1(c) above, with respect to the Series 2023-A Term Advance, Issuer shall make interest only payments on the unpaid principal amount of the Series 2023-A Term Advance in arrears, commencing on the first (1st) day of each month beginning June 1, 2023 (for interest accruing from the Closing Date through May 31, 2023) and ending on May 30, 2024. On and after the Second Supplemental Indenture Effective Date, subject to Sections 2.1(b) and 2.1(c) above, with respect to each Term Advance, Issuer shall make interest only payments on the unpaid principal amount of such Term Advance in arrears, commencing on the first (1st) day of each month beginning June 1, 2023 (for interest accruing from the Closing Date through December 31, 2026) and ending on December 31, 2026. Beginning on January 1, 2027, Issuer shall repay the Term Advance (a) with respect to the Series 2023-A Notes in five (5) equal installments of the greater of (1) $2.0 million and (2) 3.333% of Series 2023-A Notes Outstanding (including, for the avoidance of doubt, the Additional 2023-A Obligations), and (v) with respect to the Series 2024-A Notes, the Series 2025-A Notes and the Series 2025-A2 Notes, in five (5) equal installments of an amount equal to 3.333% of the Series 2024-A Term Advance, the Series 2025-A Term Advance and Series 2025-A2 Term Advance outstanding (each a “Term Advance Payment”), in each case payable on the first (1st) day of each month ending on Term Advance Maturity Date. All remaining Obligations (including, without limitation, outstanding principal of, and accrued and unpaid interest on, and PIK Interest on, each Term Advance) outstanding after the final Term Advance Payment (if any), shall be due and payable on the Term Advance Maturity Date. Each Term Advance (or any portion thereof), once prepaid or repaid, may not be reborrowed.”

(p) Section 2.2(a) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(a) Interest Rate. The interest rate on the Series 2023-A Term Advance shall be the same as the interest rate under the Series 2023-A Notes, as supplemented by the Second Supplemental Indenture providing for the payment of PIK Interest at the election of the Issuer (subject to the notice requirements set forth therein) and the Fourth Supplemental Indenture providing for the payment of PIK Interest during the Cash Interests Suspension Period, and shall be calculated by reference to the Series 2023-A Notes in accordance with the Second Supplemental Indenture and the Fourth Supplemental Indenture (including with respect to any additional fees, premiums and amounts due and payable pursuant to the Second Supplemental Indenture and the Fourth Supplemental Indenture). The interest rate on the Series 2024-A Term Advance shall be the same as the interest rate under the Series 2024-A Notes and shall be calculated by reference to the Series 2024-A Notes. The interest rate on the Series 2025-A Term Advance shall be the same as the interest rate under the Series 2025-A Notes and shall be calculated by reference to the Series 2025-A Notes. The interest rate on the Series 2025-A2 Term Advance shall be the same as the interest rate under the Series 2025-A2 Notes and shall be calculated by reference to the Series 2025-A2 Notes. The interest rate on the Last Out Term Advance shall be the same as the interest rate under the Last Out Notes and shall be calculated by reference to the Last Out Notes.”

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(q) The second sentence of Section 2.2(b) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“Except as set forth below, all Obligations shall bear interest, from and after the occurrence and during the continuance of an Event of Default, at a rate equal to five (5) percentage points above the interest rate applicable to the Series 2023-A Notes immediately prior to the occurrence of an Event of Default; provided that (i) from and after the occurrence and during the continuance of an Event of Default, the Series 2024-A Term Advance shall bear interest at a rate equal to five (5) percentage points above the interest rate applicable to the Series 2024-A Notes immediately prior to the occurrence of an Event of Default, (ii) from and after the occurrence and during the continuance of an Event of Default, the Series 2025-A Term Advance shall bear interest at a rate equal to five (5) percentage points above the interest rate applicable to the Series 2025-A Notes immediately prior to the occurrence of an Event of Default, (iii) from and after the occurrence and during the continuance of an Event of Default, the Series 2025-A2 Term Advance shall bear interest at a rate equal to five (5) percentage points above the interest rate applicable to the Series 2025-A2 Notes immediately prior to the occurrence of an Event of Default and (iv) from and after the occurrence and during the continuance of an Event of Default, the Last Out Term Advance shall bear interest at a rate equal to five (5) percentage points above the interest rate applicable to the Last Out Notes immediately prior to the occurrence of an Event of Default (such interest rate, as the case may be, the “Default Rate”).”

(r) Section 2.2(c) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(c) Payments. Interest on each Term Advance shall be due and payable in arrears, on the first (1st) calendar day of each month during the term hereof, commencing with the first such day of the first full month to occur after the date of such Term Advance. Any payment of interest under the Term Advance will be taken to be a payment of interest under the Series 2023-A Notes, the Series 2024-A Notes, the Series 2025-A Notes or the Series 2025-A2 Notes, as applicable. Servicer may, at its option, charge any or all Disbursing Agent and Related Expenses, other Obligations and Late Fees against Issuer’s deposit accounts, all as provided in the Trust Indenture. All payments shall be subject to Sections 2.6 and 2.7 below.”

(s) Section 4.7(e) of the Disbursing Agreement is hereby revised to add the following new clause (vii):

“(vii) the instructions of the Noteholders of all Outstanding Series 2025-A2 Notes is required in respect of any proposed amendment to the Finance Documents that would have a materially adverse and disproportionate effect on the Noteholders of Series 2025-A2 Notes;”

(t) Schedule 6.8 (Financial Covenants) is hereby amended and restated in its entirety with the Schedule 6.8 attached hereto as Annex I.

(u) Section 7.8 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“7.8 Transactions with Affiliates. Except for (a) the intra-group company licenses between the Issuer and Carbon Revolution in the form approved by the Servicer prior to the date of this Agreement, (b) the Transfer of registered Intellectual Property Collateral including all underlying copyright, designs or inventions in the same from the Issuer to Carbon Revolution and (c) for the avoidance of doubt, the transactions between OIC and the Issuer contemplated by the Second Supplemental Indenture, Third Supplemental Indenture, Fourth Supplemental Indenture and Fifth Supplemental Indenture, directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Issuer or any other Co-Obligor, except for transactions that are in the ordinary course of such Person’s business, upon fair and reasonable terms that are no less favorable to Issuer and any such Co-Obligor than would be obtained in an arm’s length transaction with a non-affiliated Person.”

2. Transaction Documents. The Disbursing Agreement, the other Disbursement Documents, the Trust Indenture and the other Trust Transaction Documents shall be and remain in full force and effect in accordance with their terms and conditions and are hereby ratified and confirmed in all respects. Except as expressly set forth herein, the execution, delivery, and performance of this Amendment shall not operate as an amendment or modification of the Disbursing Agreement or as a waiver of, or as an amendment of, any right, privilege, protection, limitation of liability, immunity, indemnity, power, or remedy of Servicer or Disbursing Agent under the Disbursing Agreement, the other Disbursement Documents, the Trust Indenture or the other Trust Transaction Documents, as in effect prior to the date hereof, whether in respect of any similar transaction or transaction or otherwise. Reference to this Amendment need not be made in the Disbursing Agreement, the other Disbursement Documents, the Trust Indenture or the other Trust Transaction Documents, or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to, or with respect to, the Disbursing Agreement, any reference in any of such items to the Disbursing Agreement being sufficient to refer to the Disbursing Agreement as amended hereby.

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3. Representations, Warranties and Covenants. Issuer represents and warrants and covenants that immediately before and after giving effect to this Amendment:

(a) Except as disclosed in writing to the Servicer and Disbursing Agent prior to the execution of this Amendment and other than the representation set forth in Section 5.9 of the Disbursing Agreement, (i) each of the representations and warranties contained in the Disbursing Agreement and in any other document furnished in connection therewith is true and correct in all material respects (provided that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language is true and correct in all respects) on the date hereof (provided, that those representations and warranties expressly referring to a specific date are true and correct in all material respects (or in all respects, if such representation and warranty is qualified as to “materiality”, “Material Adverse Effect” or similar language) as of such date); and (ii) no Event of Default or “Event of Default” as defined under the Trust Indenture has occurred and is continuing or would exist after giving effect to this Amendment;

(b) the execution, delivery and performance of this Amendment are within the Co-Obligors’ corporate (or equivalent) powers, has been duly authorized by all necessary corporate action of the Issuer, has been duly executed and delivered by the Issuer, does not and will not conflict with nor constitute a breach of any provision contained in any Co-Obligors’ constituent or organizational documents, does not and will not constitute an event of default under any material agreement to which any Co-Obligor is a party or any Co-Obligor is bound and does not violate the terms of the Trust Indenture;

(c) this Amendment is the legal, valid and binding obligation of the Co-Obligors, enforceable against the Co-Obligors in accordance with its terms, subject to bankruptcy, insolvency and similar laws affecting the enforceability of creditors’ rights generally and to general principles of equity; and

(d) no Event of Default or payment default under Section 8.1 of the Disbursing Agreement or Section 6.01 of the Trust Indenture has occurred and is continuing.

4. Effectiveness. As a condition to the effectiveness of this Amendment:

(a) Disbursing Agent and Servicer shall have received this Amendment duly executed by each of the parties hereto;

(b) Issuer shall have paid all fees, charges and disbursements of Foley & Lardner LLP, Gilbert + Tobin, Gibson Dunn & Crutcher LLP, Latham & Watkins LLP, U.S. Bank Trust Company National Association and the Disbursing Agent and Trustee (including their counsel, Faegre Drinker Biddle & Reath LLP), as applicable;

(c) Disbursing Agent and the Servicer shall have received a certificate of an officer of the Issuer stating that (x) the amendment, change, or modification (i) is authorized by all necessary corporate action of the Issuer, (ii) does not violate the terms of the Trust Indenture, the Disbursing Agreement, the Disbursement Documents, and/or the Trust Transaction Documents, (iii) has been duly executed, and delivered by the Issuer, and (iv) is a legally binding and enforceable obligation of the Issuer in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws) and by general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law, and the Disbursing Agent may enter into an amendment, change or modification to the Disbursing Agreement solely in reliance on such certificate and is not required to undertake its own analysis with respect to such amendment, change or modification and (y) that (i) the only Indebtedness of the Issuer or any Co-Obligor outstanding as of the date of this Amendment constitutes Permitted Indebtedness and (ii) the only Liens of the Issuer or any Co-Obligor outstanding as of the date of this Amendment constitute Permitted Liens; and

(d) the Issuer and the Trustee shall have duly executed and delivered the Fifth Supplemental Indenture.

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Notwithstanding the foregoing, solely with respect to Section 2 of this Amendment, such provision shall not become operative until the Insurer shall have consented to this Amendment in writing.

5. Reaffirmation of Guarantee and Security Interests.

(a) Each of the Co-Obligors (each for this purpose, a “Reaffirming Party”) hereby confirms that each Finance Document to which it is a party or otherwise bound and all Collateral encumbered thereby will continue to guarantee or secure, as the case may be, to the fullest extent possible in accordance with the Finance Documents the payment and performance of all Obligations under the Disbursing Agreement and the Trust Indenture (including all such Obligations as amended and reaffirmed pursuant to this Amendment and the Fifth Supplemental Indenture) under each of the Finance Documents to which it is a party.

(b) Without limiting the generality of the foregoing, the Reaffirming Party hereby confirms, ratifies and reaffirms its payment obligations, guarantees, pledges, grants of security interests in favor of the Servicer and/or Security Trustee (as applicable) and other obligations, as applicable, under and subject to the terms of each of the Finance Documents to which it is a party. The Reaffirming Party hereby confirms that no additional filings or recordings need to be made, and no other actions need to be taken, by the Reaffirming Party as a consequence of this Amendment or the Fifth Supplemental Indenture in order to maintain the perfection and priority of the security interests in favor of the Servicer and/or Security Trustee (as applicable) created by the Disbursing Agreement and the Trust Indenture.

(c) The Reaffirming Party acknowledges and agrees that each of the Finance Documents to which it is a party or otherwise bound shall continue in full force and effect and that all of its payment obligations, guarantees, pledges, grants of security interests and other obligations, as applicable, under and subject to the terms of such Finance Documents shall be valid and enforceable and shall not be impaired or limited by the execution or effectiveness of this Amendment, the Fifth Supplemental Indenture or any of the transactions contemplated thereunder.

6. Disbursement Document; Covenants. This Amendment constitutes a Disbursement Document for all purposes and all references to the Disbursing Agreement in any Disbursement Document and all references in the Disbursing Agreement to “this Agreement,” “hereunder,” “hereof” or words of like import referring to the Disbursing Agreement, shall, unless expressly provided otherwise, mean and be a reference to the Disbursing Agreement, after giving effect to this Amendment. Any breach or violation or failure to perform any provision of this Amendment, shall be deemed to be a default under Section 8 of the Disbursing Agreement.

7. Choice of Law; Venue; Jury Trial Waiver. Section 12 of the Disbursing Agreement (Choice of Law and Venue; Jury Trial Waiver) is incorporated by this reference in this Amendment as though fully set forth herein, mutatis mutandis.

8. Counterparts. This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Amendment. Delivery of an executed signature page or counterpart (or electronic image or scan transmission (such as a “pdf” file) thereof), whether by facsimile transmission, e-mail, similar form of electronic transmission or otherwise (and whether executed manually, electronically or digitally), shall be effective as delivery of a manually executed counterpart and shall create a valid and binding obligation of the party executing the same or on whose behalf such signature page or counterpart is executed.

9. The Disbursing Agent. The Servicer hereby authorizes and directs the Disbursing Agent to execute this Amendment, and each of the Servicer and Issuer acknowledges and agrees that, in so acting, the Disbursing Agent (i) shall be entitled to all of the rights, privileges, benefits, protections, indemnities, limitations of liability, and immunities of the Trustee set forth in the Trust Indenture; and (ii) has acted consistently with (and not in breach or violation of) its standard of care under the Trust Indenture. The Issuer agrees that the execution by the Disbursing Agent of this Amendment is consistent with, and permitted by, the Trust Indenture, the Disbursing Agreement, the Disbursement Documents, and/or the Trust Transaction Documents.

[Balance of Page Intentionally Left Blank]

9

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as a deed as of the date first above written.

Issuer

Signed, sealed and delivered by Carbon Revolution Operations Pty Ltd ACN 154 435 355 in accordance with section 127 of the Corporations Act 2001 (Cth) by: /s/ Eugene Davis	/s/ David Nock
Signature of director Eugene Davis	Signature of secretary David Nock
Name of director (print)	Name of secretary (print)

Co-Obligors

Signed, sealed and delivered by Carbon Revolution Technology Pty Ltd ACN 155 413 219 in accordance with section 127 of the Corporations Act 2001 (Cth) by: /s/ Eugene Davis	/s/ David Nock
Signature of director Eugene Davis	Signature of secretary David Nock
Name of director (print)	Name of secretary (print)

Signed, sealed and delivered by Carbon Revolution Pty Ltd ACN 128 274 653 in accordance with section 127 of the Corporations Act 2001 (Cth) by: /s/ Eugene Davis	/s/ David Nock
Signature of director Eugene Davis	Signature of director/secretary David Nock
Name of director (print)	Name of secretary (print)

[Carbon Revolution – Signature Page to Ninth Amendment to Proceeds Disbursing and Security Agreement]

Carbon Public

Signed, sealed and delivered by Carbon Revolution Public Company Limited by its lawfully appointed attorney _______________________ in the presence of: /s/ Donald Hampton, Jr.	/s/ David Nock
Signature of witness Donald Hampton	Signature of attorney David Nock
Name of witness (print) 1406 Muirfield Place Fostoria, OH 44830______ Address of witness Director_______________________________ Occupation of witness	Name of attorney (print)

[Carbon Revolution – Signature Page to Ninth Amendment to Proceeds Disbursing and Security Agreement]

Disbursing Agent:

UMB BANK, NATIONAL ASSOCIATION, not in its individual capacity, but solely as Trustee, solely in its capacity as Disbursing Agent

By:	/s/ Julius Zamora
Name:	Julius Zamora
Title:	Vice President

Servicer and Security Trustee:

Gallagher IP Solutions LLC

By:	/s/ Anthony McIntyre
Name:	Anthony McIntyre
Title:	Authorized Signatory

[Carbon Revolution – Signature Page to Ninth Amendment to Proceeds Disbursing and Security Agreement]

Annex I

Schedule 6.8

Financial Covenants1

Fiscal Month Ending	Minimum Trailing Six Month Revenue (AUD)	Minimum Trailing Six Month Adjusted EBITDA (AUD)	Maximum Trailing Six Month Capital Expenditures (AUD)	Maximum Trailing Twelve Month Capital Expenditures (AUD)
June 30, 2023	[***]	[***]	[***]	[***]
July 31, 2023	[***]	[***]	[***]	[***]
August 31, 2023	[***]	[***]	[***]	[***]
September 30, 2023	[***]	[***]	[***]	[***]
October 31, 2023	[***]	[***]	[***]	[***]
November 30, 2023	[***]	[***]	[***]	[***]
December 31, 2023	[***]	[***]	[***]	[***]
January 31, 2024	[***]	[***]	[***]	[***]
February 29, 2024	[***]	[***]	[***]	[***]
March 31, 2024	[***]	[***]	[***]	[***]
April 30, 2024	[***]	[***]	[***]	[***]
May 31, 2024	[***]	[***]	[***]	[***]
June 30, 2024	[***]	[***]	[***]	[***]
July 31, 2024	[***]	[***]	[***]	[***]
August 31, 2024	[***]	[***]	[***]	[***]
September 30, 2024	[***]	[***]	[***]	[***]
October 31, 2024	[***]	[***]	[***]	[***]
November 30, 2024	[***]	[***]	[***]	[***]
December 31, 2024	[***]	[***]	[***]	[***]
January 31, 2025	[***]	[***]	[***]	[***]
February 28, 2025	[***]	[***]	[***]	[***]
March 31, 2025	[***]	[***]	[***]	[***]
April 30, 2025	[***]	[***]	[***]	[***]
May 31, 2025	[***]	[***]	[***]	[***]
June 30, 2025	[***]	[***]	[***]	[***]
July 31, 2025	[***]	[***]	[***]	[***]
August 31, 2025	[***]	[***]	[***]	[***]
September 30, 2025	[***]	[***]	[***]	[***]
October 31, 2025	[***]	[***]	[***]	[***]
November 30, 2025	[***]	[***]	[***]	[***]
December 31, 2025	[***]	[***]	[***]	[***]
January 31, 2026	[***]	[***]	[***]	[***]
February 28, 2026	[***]	[***]	[***]	[***]
March 31, 2026	[***]	[***]	[***]	[***]
April 30, 2026	[***]	[***]	[***]	[***]
May 31, 2026	[***]	[***]	[***]	[***]
June 30, 2026	[***]	[***]	[***]	[***]
July 31, 2026	[***]	[***]	[***]	[***]
August 31, 2026	[***]	[***]	[***]	[***]
September 30, 2026	[***]	[***]	[***]	[***]
October 31, 2026	[***]	[***]	[***]	[***]
November 30, 2026	[***]	[***]	[***]	[***]
December 31, 2026	[***]	[***]	[***]	[***]
January 31, 2027	[***]	[***]	[***]	[***]
February 28, 2027	[***]	[***]	[***]	[***]
March 31, 2027	[***]	[***]	[***]	[***]
April 30, 2027	[***]	[***]	[***]	[***]
May 31, 2027	[***]	[***]	[***]	[***]

1 For the avoidance of doubt, all financial covenant calculations shall be in Australian Dollars.